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                                    FORM 6-K
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                       Pursuant to Section 13a-6 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of: March 2005

                                    001-31609
                            (Commission File Number)

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                                Telkom SA Limited
                 (Translation of registrant's name into English)

                               Telkom Towers North
                                152 Proes Street
                                  Pretoria 0002
                          The Republic of South Africa
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                                Form 20-F |X| Form 40-F |_|
         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |_|

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |_|

         Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                                       Yes |_| No |X|
         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-_____.


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


         On February 24, 2005, Telkom SA Limited ("Telkom") issued a press release announcing that it had reached 50,000 ADSL customers in South Africa, reduced ADSL prices and introduced new ADSL products. A copy of the announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

         On March 23, 2005, Telkom issued an announcement to the JSE Securities Exchange, South Africa, providing notification of the Chief Executive Officer's and Company Secretary's dealings in Telkom securities, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Exhibit         Description
-------         -----------


99.1 Press release, dated February 24, 2005, issued by Telkom SA Limited ("Telkom"), announcing that it had reached 50,000 ADSL customers in South Africa, reduced ADSL prices and introduced new ADSL products.

99.2 Announcement, dated March 23, 2005, issued by Telkom to the JSE Securities Exchange, South Africa, providing notification of the Chief Executive Officer's and Company Secretary's dealings in Telkom securities.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              TELKOM SA LIMITED



                                              By:  /s/ Kaushik Patel
                                              ----------------------------------
                                                       Kaushik Patel
                                                       Chief Financial Officer


Date:    March 29, 2005